UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREGIN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2013

Commission File Number: 001-34760

THE CASH STORE FINANCIAL SERVICES INC.
(Translation of registrant's name into English)

15511-123 Avenue
Edmonton, Alberta, Canada T5V 0C3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

 DISCLAIMER

Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd., or the outlets Cottonwood Financial Ltd. operates in the United States under the name “Cash Store.”  Cash Store Financial does not do business under the name “Cash Store” in the United States and does not own or provide any consumer lending services in the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE CASH STORE FINANCIAL SERVICES INC.
Date:	August 14, 2013
		By:	/s/ Craig Warnock
Craig Warnock Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2013
99.2	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE PERIOD ENDED JUNE 30, 2013
99.3	CEO AND CFO CERTIFICATIONS